[LETTERHEAD OF PIPER SANDLER & CO.]

November 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:    CFSB Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-259406

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join CFSB Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Wednesday, November 10, 2021, at 1:30 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

PIPER SANDLER & CO.

By:	/s/ Jennifer Docherty
Jennifer Docherty
Managing Director
(Authorized Signatory)

cc:    Jessica Livingston, U.S. Securities and Exchange Commission